Contact

www.linkedin.com/in/kristin-
g-5309b324 (LinkedIn)

Top Skills

SQL
HTML
Project Management

Certifications

Certified Hospitality Technology
Professional (CHTP)

Kristin G.
Manager, Commercial Applications at VAI Resort
Glendale, Arizona, United States

Summary

Experienced IT Professional with a demonstrated history of working in the hospitality industry.

Experience

VAI Resort
Commercial Applications Manager
April 2024 - February 2025 (11 months)
Glendale, Arizona, United States

Sensei
Director, Technology & IT
March 2022 - December 2022 (10 months)

Enchantment Group - Hotels, Resorts and Spas
4 years 9 months

Executive Director of Information Technology
August 2021 - April 2022 (9 months)
Scottsdale, Arizona, United States

Corporate IT Director
August 2017 - August 2021 (4 years 1 month)
Scottsdale, AZ

Responsible for establishing Enchantment Group's technical vision and overseeing all aspects of technology development and partnering.

All Over IT, LLC
Owner
August 2000 - August 2017 (17 years 1 month)
Sedona, AZ

Specialized software/systems implementation, project management, and applications support. Database administration, custom reporting, analytics.

Enchantment Resort & Mii amo Spa

Applications Support
1999 - August 2000 (1 year)
Sedona, AZ

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Education

Southern Vermont College
Forensic Science and Technology · (1990 - 1993)

South Windsor High School